Exhibit 99.1
Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
9 September 2008
Simplifying the Corporate Structure
Sterlite Industries (India) Limited (“Sterlite”) announced that its parent company, Vedanta Resources Plc (“Vedanta” or the “Group”) today announced a restructuring to simplify the Group corporate structure into three commodity focused verticals: Copper and Zinc-Lead; Aluminium and Energy; and Iron Ore.
Consolidation of minorities and simplification of the Group structure has been a strategic priority and the proposed restructuring is an important step in this strategy. The Group believes that the corporate restructuring will:
■	Simplify the corporate structure;

■	Eliminate conflicts of interest, and

■	Increase efficiency.
The respective Boards of Directors of Vedanta, Sterlite, and The Madras Aluminium Company Limited (“MALCO”) have unanimously approved a Scheme of Restructuring (the “Scheme”) of the entities and businesses of the Group.
Under the Scheme which will be effective from 1 April 2009, Sterlite will demerge its aluminium and energy businesses to MALCO (to be simultaneously renamed Sterlite Aluminium Limited) and Vedanta will transfer its 79.4% equity interest in Konkola Copper Mines plc (“KCM”) to Sterlite. The Scheme will also eliminate cross holdings between businesses arising out of MALCO’s holding in Sterlite. The corporate restructuring is expected to be completed by March 2009.
“We are delighted to announce a significant milestone for the group in the streamlining of our corporate structure following a number of years of industry leading growth.” said Anil Agarwal, Chairman of Vedanta. “We believe that the resulting structure will bring material improvements to our organization and will improve focus and transparency across our businesses.”
Strategic Rationale
The Group has delivered superior returns through both organic growth and acquisitions. The acquisitions of MALCO, BALCO, HZL, CMT and KCM have resulted in a group structure with cross holdings between group companies and overlapping businesses.
The Group believes that the corporate restructuring will secure the following benefits for shareholders:
■	It will simplify the corporate structure into three focused commodity businesses with fewer cross-shareholdings and overlapping businesses. It aligns legal and management structures and increases transparency, further enhancing corporate governance;

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■	It will increase efficiency, streamlining decision making and business processes through focused management teams; and,

■	It will eliminate conflicts of interest by providing strategic clarity. Opportunities — either organic growth projects or M&A — will be allocated to the relevant commodity business. Furthermore, it provides each business with the strategic flexibility and scale to pursue their respective growth opportunities
Consolidation of minorities remains a strategic priority. The buyout of minorities in both BALCO and HZL will remain unaffected by the restructuring.
Share Exchange Ratios
■	MALCO will issue equity shares to the shareholders of Sterlite in the ratio of Seven (7) Equity Shares of Rupees Two each of MALCO for every Four (4) Equity Shares of Rupees Two each held in Sterlite;

■	Sterlite will issue One (1) fully paid up equity share of Rupees Two each in exchange for One (1) Equity Share of US$0.01 each of THL KCM Limited, a wholly owned subsidiary of Vedanta; and

■	Sterlite will issue equity shares to the shareholders of MALCO in the ratio of One (1) Equity Share of Rupees Two each of Sterlite for every Fifty One (51) Equity Shares of Rupees Two each held in MALCO.
To ensure the equitable treatment for all shareholders, the independent valuation has been conducted by Grant Thornton India. JM Financial Consultants Private Limited (“JMFC”) provided a fairness opinion on the share swap ratio. This independent exercise ensures fair treatment for all shareholders in a transparent manner.
The Scheme is expected to be completed in March 2009 and is subject to the requisite approvals of the shareholders, creditors, lenders, Indian Stock Exchanges, Indian and Mauritius Courts and such other regulatory authorities.
Three Large Scale, High Growth and Focused Businesses
The restructuring will consolidate and simplify the Group corporate structure into three commodity focused groups: Copper and Zinc-Lead; Aluminium and Energy; and Iron Ore. Each of these businesses has the scale and potential to continue to deliver industry leading organic growth:
■	Copper and Zinc-Lead (Sterlite Industries)

— World’s largest integrated zinc-lead producer

— Large scale copper producer; 1.1mtpa post Asarco

— Lowest decile cost zinc producer

— Lowest cost custom copper smelter in the world

— World class resource base: Konkola Deep and Rampura Agucha mines

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■	Aluminium and Energy (VAL and Sterlite Aluminium)

— Top 5 global aluminium producer by 2012 with c2.6mtpa

— Ideally positioned to develop India’s abundant bauxite and coal reserves

— Lowest decile production costs

— Benchmark costs and timelines of project development

■	Iron Ore (Sesa Goa)

— Indian’s largest private sector iron ore producer-exporter: 2008 production — 12.4mt

— Significant growth in capacity to 25 mtpa by CY2010

— Long life resources

— Low costs of production
JPMorgan Cazenove and Morgan Stanley acted as corporate brokers to the Group. PricewaterhouseCoopers India acted as tax and regulatory advisors.
For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
Manager — Investor Relations
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite
Sterlite is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite’s main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company recently entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and on the New York Stock Exchange in the United States. The company has been included in the recently launched S&P India 10 Index.
Disclaimer
This presentation includes statements which may constitute forward looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Although Sterlite Industries believes that the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. These statements may involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties are more fully described in the section entitled “Risk Factors’’ in our registration statement on Form F-1 and in other reports and periodic filings made from time to time with the Securities and Exchange Commission. These filings are available at www.sec.gov. Sterlite Industries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.